CORRESPONDENCE FILED VIA EDGAR

January 25, 2010

Jim R. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D. C. 20549
Attn:       Jim Peklend, Staff Accountant

Re:	Nutra Pharma Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the quarterly period ended September 30, 2009
Filed November 18, 2009
File No. 000-32141

Dear Mr. Rosenberg:

This correspondence is being written in response to the Division of Corporation Finance’s December 15, 2009 comments pertaining to Nutra Pharma Corp. (the “Company” or “we” or “our” or “us”).

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover Page

Response to Comment 1
We have amended our cover page to reflect the proper format and to disclose, among other things, that we: (a) are not a well-known seasoned issuer; and (b) are a smaller reporting company.

Item 1. Business

General

Response to Comment 2
We discussed the 2003 Settlement Agreement between us and Biotherapeutics, Inc., and its amendment only a month later. The 2003 License Agreement and its amendment were previously filed as exhibits in 2003 and are incorporated by reference to the Form 10K for the Fiscal Year ending December 31, 2008, Amendment No. 1.

Disclosure located at page 8.

Sources and Availability of Raw Materials

Response to Comment 3
We have included additional disclosure that we do not have any supplier agreements or arrangements to obtain Cobra Venom and that it is acquired on an as needed basis.

Disclosure located at page 11.

Patents, Trademarks, Licenses and Intellectual Property

Response to Comment 4
We have deleted the chart that was included in our original Form 10-K and replaced it with a narrative  that includes information for each patent, including the jurisdiction that each patent application was filed or issued, its duration, and the product, platform or technology that each of the patents relate to.

Disclosure located at pages 12 - 16.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Response to Comment 5
We have added a Results of Operation Section in our Amended Form 10-K

Disclosure located at pages 23 - 24.

Plan of Operations

Response to Comment 6
We have revised our income statement to reclassify certain amounts from general and administrative expense to research and development expense.

Disclosure located at page F-3.

Item 10. Directors and Executive Officers of the Registrant

Section 16(a) Compliance Officers and Directors

Response to Item 7
We have included a discussion (in Amendment No. 1 to our Form 10-K) of the delinquent reports as of our original Form 10-K filing for our fiscal year ending December 31, 2008, and what reports have since been filed or remain delinquent.

Disclosure located at page 36.

Item 15. Exhibits and Financial Statements Schedules

Response to Item 8
The ReceptoPharm acquisition agreement was filed with the April 14, 2008 Form 8-K, and has been incorporated by reference to this Amendment Number 1.

Disclosure located at Exhibit List at page 43.

Signatures

Response to Item 9
We have amended our signature page to include Rik J. Deitsch as our Principal Accounting Officer.

Disclosure located at page 44.

Item 8. Financial Statements and Supplementary Data

Financial Statements

Report of Independent Registered Public Accounting Firm

Response to Item 10
We have included a report from Stark Winter Schenkein & Co., LLP

Disclosure located at page F-1.

Notes to Consolidated Financial Statements

Acquisition of ReceptoPharm

Response to Item 11
a. The amount of the aggregate net losses of $4,056,095 included in the consolidated financial statements related to the consolidation of ReceptoPharm pursuant to FIN46r through the date of deconsolidation. A portion of these amounts ($72,180 in 2007) and $229,790 in 2008) had been classified as general and administrative expense and is reclassified to research and development.  The total research and development from inception to December 31, 2008 is now $2,042,207, including the above reclassifications (see page F-3).  The reason for the difference between the $4,056,095 above and the aggregate research and development from inception is that the $4,056,095 includes all of the expense categories included on ReceptoPharm’s books.

b. The gain on the deconsolidation of ReceptoPharm was calculated as the difference between the losses recorded through the date of deconsolidation of $4,056,095 and the total investment in and advances of $2,975,000 to ReceptoPharm. The Company funded the losses up to its $2,975,000 investment but had no agreement to fund anything in excess of that amount and decided not to fund any amount in excess of the $2,975,000 funded.  The Company’s funding of ReceptoPharm ceased effective March 31, 2007 based upon the Company’s determination that ReceptoPharm’s research and development efforts had not progressed as planned.

ReceptoPharm’s results of operations have been included in the Company's consolidated financial statements through March 31, 2007, pursuant to the requirements of FIN46r. Upon deconsolidation, the Company no longer consolidated ReceptoPharm’s assets and liabilities, and the net adjustment of removing ReceptoPharm’s assets and liabilities, as well as the effects of no longer eliminating certain of the Company’s inter-company assets and liabilities and ReceptoPharm was reported as a gain from the ReceptoPharm deconsolidation. ReceptoPharm FIN46r does not specifically address how to effect a deconsolidation of a variable interest entity (VIE). The Company believes that the change results from changed facts and circumstances, where there was only one acceptable method of accounting prior to the change in circumstances (consolidation) and only one acceptable method of accounting after the change (deconsolidation). Accordingly, the Company believes that a change from a being a primary beneficiary to not being a primary beneficiary should be accounted for prospectively from the date of change in facts and circumstances and that the total amount of the loss incurred would equal the total amount of its investment in and advances to ReceptoPharm or $2,975,000.

c. The facts and circumstances related to the Company’s investment in ReceptoPharm and its decision to abandon its funding of ReceptoPharm require that the Company record a loss equal to the amount of its investment and not include amounts in excess of the amounts, which it agrees to or actually funds.

d. The Company’s commitment to fund ReceptoPharm was limited to $2,000,000; however, it advanced $2,975,000 through March 31, 2007, which was the date upon which it made the decision to cease funding. Approximately nine months later,  in January 2008, the Company re-considered its decision and decided to pursue the acquisition of ReceptoPharm’s  remaining shares based on its improved progress of its research and development and prior to the Company acquiring  the remaining 62% of ReceptoPharm’s outstanding shares, the Company  advanced an additional $300,000.

Response to Item 12
a. The Company has reclassified the excess of the purchase price over the fair value of the assets received as purchased research and development and has amended its filing accordingly.
b. See a above.

Disclosure located at page F-3.

Response to Item 13
We previously reported in our Form 10-K for the period ending December 31, 2008, the shareholdings of the prior ReceptoPharm shareholders that became our Directors (Paul Reid and Harold Rumph) upon our acquisition of ReceptoPharm.  ReceptoPharm had 22 shareholders at the time of our year end at December 31, 2008 as well as of the time that the ReceptoPharm acquisition was completed and it became our wholly owned subsidiary.  None of those 22 shareholders, including Messrs. Reid and Rumph, who are now our Directors, held more than 5% of our outstanding shares.

Item 9A. Controls and Procedures

Section 2

Management’s Annual Report on Internal Control over Financial Reporting

Response to Item 14
The Company mistakenly included incorrect language in its original filing under Item 9a and it has amended its Controls and Procedures Section, as follows:

Item 9A. Controls and Procedures

Section 1.

Evaluation of Disclosure Controls and Procedures:

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to insure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer/Chief Financial Officer, or the persons performing similar functions, to allow timely decisions regarding required disclosure.  Under the supervision and participation of our Chief Executive Officer/Chief Financial Officer, or the persons performing similar functions, our management has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our Chief Executive Officer/Chief Financial Officer, or the persons performing similar functions, concluded that our disclosure controls and procedures were effective as of December 31, 2008.

Section 2.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our Chief Executive Officer/Chief Financial Officer, or the persons performing similar functions, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management has evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control over Financial Reporting - Guidance for Smaller Public Companies .Under the supervision and with the participation of our Chief Executive Officer/Chief Financial Officer or the persons performing similar functions, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 and concluded that it is ineffective.  This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

We have taken the following initial steps and will continue to take more steps to strengthen our disclosure controls and procedures, to evaluate and to remedy deficiencies and to test these procedures and controls on an ongoing basis: (a) we are seeking to hire a Chief Financial Officer, or an employee who will perform the functions of a Chief Financial Officer, who will strengthen the disclosure controls and procedures by implementing procedures that enhance recording, processing, summarizing and reporting within the time periods specified in the Commission’s rules and forms, simplifying certain accounting procedures, arrange for training of our accounting personnel that will be beneficial to strengthening our disclosure controls, expand our documentation of accounting transactions and related reviews, improving the timeliness and quality of financial reports to management, and improving the communications between our accounting/finance department and all sectors of our business;  and (b) we will increase our use of outside advisors to improve our quality of disclosure.

Disclosure located at page 32.

Form 10-Q for the Quarterly Period Ending September 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Costs

Response to Item 15
We have expanded our MD&A disclosure in our Form 10-Q, Amendment No. 1, to reflect the information requested in Comment 15 (a. – f.).

Disclosure located at page 13.

Response to Item 16
See our response to 11a above.

Item 4T. Controls and Procedures

Response to Item 17
See the response to Item 14 above. The filing has been amended to reflect that disclosure controls and procedures were effective and internal controls over financial reporting were ineffective.

Exhibit 31.1

Response to Item 18
We have revised the language in Exhibit 31.1 to conform to Regulation S-K Item 601(b) (31)

In connection with the above responses and Amendment No. 1 to our Form 10-K for our Fiscal Year ending December 31, 2008 and our amended Form 10-Q for the period ending September 30, 2009, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the flings; and
•	The Company may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Rik J.Deitsch
Rik J. Deitsch
Chief Executive Officer